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                              July 22, 2020

       Robert Coleman
       Chief Executive Officer
       NavSight Holdings, Inc.
       5746 Union Mill Road
       Clifton, Virginia 20124

                                                        Re: NavSight Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 26,
2020
                                                            CIK 0001816017

       Dear Mr. Coleman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       The Offering, page 11

   1. We note disclosure in your Risk Factor section indicates that there may be instances wherein public
stockholders may receive less than $10.00 per share upon redemption.
                                                        Please revise your
disclosure on page 27 to clarify that there is no guarantee that investors may receive $10.00 per
share upon redemption. Please also make corresponding revisions throughout your
prospectus, such as in the Redemption Rights for Public Stockholders upon Completion of our
Initial Business Combination section on page 108.
 Robert Coleman
FirstName  LastNameRobert Coleman
NavSight Holdings, Inc.
Comapany
July       NameNavSight Holdings, Inc.
     22, 2020
July 22,
Page  2 2020 Page 2
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

2. We note the first sentence in the audit report refers to the balance sheet as of May 29,
         2020. We further note that your balance sheet is as of June 16, 2020. Please have your auditor revise its report to reference the correct date of the balance sheet.
Signatures, page II-8

3. Please identify the principal accounting officer or controller. See Instruction 1 to
         Signatures on Form S-1.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      William N. Haddad